Exhibit 4(c)10

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
As of December 31, 2019, Georgia Power Company (the “Company”) had the following series of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	Series 2017A 5.00% Junior Subordinated Notes due October 1, 2077 (the “Series 2017A Junior Subordinated Notes”).

Description of the Series 2017A Junior Subordinated Notes
The following description of the Series 2017A Junior Subordinated Notes is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Subordinated Note Indenture dated as of September 1, 2017, as supplemented (the “Subordinated Note Indenture”), between the Company and Wells Fargo Bank, National Association, as trustee (the “Subordinated Note Indenture Trustee”). The Subordinated Note Indenture and all supplements thereto are included as exhibits to the Company’s Annual Report on Form 10-K of which this summary is a part.
General
The Series 2017A Junior Subordinated Notes were issued as a series of junior subordinated notes under the Subordinated Note Indenture. The Series 2017A Junior Subordinated Notes were initially issued in the aggregate principal amount of $270,000,000. The Company may, at any time and without the consent of the holders of the Series 2017A Junior Subordinated Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Series 2017A Junior Subordinated Notes (except for the public offering price and issue date and the initial interest accrual date and initial Interest Payment Date (as defined below), if applicable). Any additional notes having such similar terms, together with the Series 2017A Junior Subordinated Notes, will constitute a single series of junior subordinated notes under the Subordinated Note Indenture.
Unless earlier redeemed, the entire principal amount of the Series 2017A Junior Subordinated Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on October 1, 2077. The Series 2017A Junior Subordinated Notes are not subject to any sinking fund provision. The Series 2017A Junior Subordinated Notes are available for purchase in denominations of $25.00 and integral multiples of $25.00 in excess thereof.
Interest
Each Series 2017A Junior Subordinated Note bears interest at the rate of 5.00% per annum (the “Securities Rate”). Subject to the Company’s right to defer interest payments as described below, interest on the Series 2017A Junior Subordinated Notes is payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year (each an “Interest Payment Date”) to the person in whose name such Series 2017A Junior Subordinated Note is registered at the close of business (i) on the Business Day (as defined below) immediately preceding such Interest Payment Date if the Series 2017A Junior Subordinated Notes are in book-entry only form or (ii) on the 15th calendar day preceding such Interest Payment Date if the Series 2017A Junior Subordinated Notes are not in book-entry only form (whether or not a Business Day), provided that interest payable at maturity or on a redemption date will be paid to the person to whom principal is payable. The amount of interest payable is computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series 2017A Junior Subordinated Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.
“Business Day” means a day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Subordinated Note Indenture Trustee’s corporate trust office is closed for business.
Payment of principal of the Series 2017A Junior Subordinated Notes will be made only against surrender to the paying agent of such Junior Subordinated Notes. Principal of and interest on the Series 2017A Junior Subordinated Notes will be payable, subject to any applicable laws and regulations, at the office of such paying agent or paying agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by wire transfer or other electronic transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the security register with respect to the Series 2017A Junior Subordinated Notes. Payment of interest on the Series 2017A Junior Subordinated Notes on any Interest Payment Date will be made to the person in whose name the Series 2017A Junior Subordinated Notes are registered at the close of business on the record date for such interest payment.
The Subordinated Note Indenture Trustee acts as paying agent with respect to the Series 2017A Junior Subordinated Notes. The Company may at any time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts.
All moneys paid by the Company to a paying agent for the payment of the principal of or interest on the Series 2017A Junior Subordinated Notes which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Series 2017A Junior Subordinated Notes will from that time forward look only to the Company for payment of such principal and interest.
Option to Defer Interest Payments
So long as no Event of Default (as defined below) under the Subordinated Note Indenture has occurred and is continuing, at the Company’s option, it may, on one or more occasions, defer payment of all or part of the current and accrued interest otherwise due on the Series 2017A Junior Subordinated Notes by extending the interest payment period for up to 40 consecutive quarterly periods (each period, commencing on the date that the first such interest payment would otherwise have been made, an “Optional Deferral Period”). A deferral of interest payments may not extend beyond the maturity date of the Series 2017A Junior Subordinated

Notes or end on a day other than an Interest Payment Date. Any deferred interest on the Series 2017A Junior Subordinated Notes will accrue additional interest at the Securities Rate from the applicable Interest Payment Date to the date of payment, compounded quarterly (such deferred interest and additional interest accrued thereon, “Additional Interest”), to the extent permitted under applicable law. No interest will be due and payable on the Series 2017A Junior Subordinated Notes until the end of an Optional Deferral Period, except upon a redemption of the Series 2017A Junior Subordinated Notes during such Optional Deferral Period.
At the end of an Optional Deferral Period or on any redemption date, the Company will be obligated to pay all accrued and unpaid interest, including any Additional Interest. Once the Company pays all accrued and unpaid interest payments on the Series 2017A Junior Subordinated Notes, including any Additional Interest, the Company can again defer interest payments on the Series 2017A Junior Subordinated Notes as described above, but not beyond the maturity date of the Series 2017A Junior Subordinated Notes.
The Company is required to provide to the Subordinated Note Indenture Trustee written notice of any optional deferral of interest at least 10 and not more than 60 Business Days prior to the earlier of (1) the next applicable Interest Payment Date or (2) the date, if any, upon which it is required to give notice of such Interest Payment Date or the record date therefor to the New York Stock Exchange or any applicable self-regulatory organization. In addition, the Company is required to deliver to the Subordinated Note Indenture Trustee an officers’ certificate stating that no default or Event of Default shall have occurred and be continuing. Subject to receipt of the officers’ certificate, the Subordinated Note Indenture Trustee is required to promptly forward such notice to each holder of record of Series 2017A Junior Subordinated Notes.
Certain Limitations During an Optional Deferral Period
During an Optional Deferral Period, subject to the exceptions noted below, the Company shall not:

•	declare or pay any dividend or make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock, or

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make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Company which rank equally with or junior to the Series 2017A Junior Subordinated Notes.

None of the foregoing, however, shall restrict:

•	any of the actions described in the preceding sentence resulting from any reclassification of the Company’s capital stock or the exchange or conversion of one class or series of the Company’s capital stock for another class or series of the Company’s capital stock;

•	the purchase of fractional interests in shares of the Company’s capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged; or

•	dividends, payments or distributions payable in shares of capital stock.
Listing
The Series 2017A Junior Subordinated Notes are listed on the New York Stock Exchange under the symbol “GPJA”.
Subordination
The Series 2017A Junior Subordinated Notes are subordinated and junior in right of payment to all Senior Indebtedness (as defined below) of the Company. No payment of principal of (including redemption payments, if any), premium, if any, on or interest on (including Additional Interest) the Series 2017A Junior Subordinated Notes may be made if (a) any Senior Indebtedness is not paid when due and any applicable grace period with respect to such default has ended with such default not being cured or waived or otherwise ceasing to exist, or (b) the maturity of any Senior Indebtedness has been accelerated because of a default, or (c) notice has been given of the exercise of an option to require repayment, mandatory payment or prepayment or otherwise of the Senior Indebtedness. Upon any payment or distribution of assets of the Company to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets or liabilities, or any bankruptcy, insolvency or similar proceedings of the Company, the holders of Senior Indebtedness shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Indebtedness before the holders of the Series 2017A Junior Subordinated Notes are entitled to receive or retain any payment or distribution. Subject to the prior payment of all Senior Indebtedness, the rights of the holders of the Series 2017A Junior Subordinated Notes will be subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions applicable to such Senior Indebtedness until all amounts owing on the Junior Subordinated Notes are paid in full.
The term “Senior Indebtedness” means, with respect to the Company, (i) any payment due in respect of indebtedness of the Company, whether outstanding at the date of execution of the Subordinated Note Indenture or incurred, created or assumed after such date, (a) in respect of money borrowed (including any financial derivative, hedging or futures contract or similar instrument) and (b) evidenced by securities, debentures, bonds, notes or other similar instruments issued by the Company that, by their terms, are senior or senior subordinated debt securities including, without limitation, all such obligations under its indentures with various trustees;

(ii) all capital lease obligations; (iii) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of the Company under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations); (iv) all obligations for the reimbursement of any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company), except for (1) any such indebtedness that is by its terms subordinated to or that ranks equally with the junior subordinated notes issued under the Subordinated Note Indenture and (2) any unsecured indebtedness between or among the Company or its affiliates. Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions contained in the Subordinated Note Indenture irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.
The Subordinated Note Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued by the Company.
Optional Redemption
At any time and from time to time on or after October 1, 2022, the Series 2017A Junior Subordinated Notes will be subject to redemption at the option of the Company in whole or in part upon not less than 15 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Series 2017A Junior Subordinated Notes being redeemed plus accrued and unpaid interest (including any Additional Interest) on the Series 2017A Junior Subordinated Notes being redeemed to the redemption date.
If notice of redemption is given as aforesaid, the Series 2017A Junior Subordinated Notes so to be redeemed will, on the redemption date, become due and payable at the redemption price together with any accrued and unpaid interest thereon, and from and after such date (unless the Company has defaulted in the payment of the redemption price and accrued interest) such Series 2017A Junior Subordinated Notes shall cease to bear interest. If any Series 2017A Junior Subordinated Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the redemption date at the Securities Rate.
The Company may also redeem the Series 2017A Junior Subordinated Notes before October 1, 2022 (i) in whole, but not in part, if certain changes in tax laws, regulations or interpretations occur, at the redemption price and under the circumstances described below under “—Right to Redeem Upon a Tax Event” and (ii) in whole, but not in part, if a rating agency makes certain changes in the equity credit criteria for securities such as the Series 2017A Junior

Subordinated Notes, at the redemption price and under the circumstances described below under “—Right to Redeem Upon a Rating Agency Event.”
Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series 2017A Junior Subordinated Notes by tender, in the open market or by private agreement.
Right to Redeem Upon a Tax Event
Before October 1, 2022, the Company may redeem, upon a redemption notice, in whole but not in part, the Series 2017A Junior Subordinated Notes following the occurrence of a Tax Event (as defined below), at 101% of their principal amount plus any accrued and unpaid interest thereon (including any Additional Interest) to the redemption date.
A “Tax Event” happens when the Company has received an opinion of counsel experienced in tax matters that, as a result of:

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any amendment to, clarification of, or change, including any announced prospective change, in the laws or treaties of the United States or any of its political subdivisions or taxing authorities, or any regulations under those laws or treaties;

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an administrative action, which means any judicial decision or any official administrative pronouncement, ruling, regulatory procedure, notice or announcement including any notice or announcement of intent to issue or adopt any administrative pronouncement, ruling, regulatory procedure or regulation;

•
any amendment to, clarification of, or change in the official position or the interpretation of any administrative action or judicial decision or any interpretation or pronouncement that provides for a position with respect to an administrative action or judicial decision that differs from the previously generally accepted position, in each case by any legislative body, court, governmental authority or regulatory body, regardless of the time or manner in which that amendment, clarification or change is introduced or made known; or

•
a threatened challenge asserted in writing in connection with the Company’s audit or an audit of any of its subsidiaries, or a publicly-known threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the Series 2017A Junior Subordinated Notes, which amendment, clarification or change is effective or the administrative action is taken or judicial decision, interpretation or pronouncement is issued or threatened challenge is asserted or becomes publicly-known after September 21, 2017 (the date of the original issuance of the Series 2017A Junior Subordinated Notes), there is more than an insubstantial risk that interest payable by the Company on the Series 2017A Junior Subordinated Notes is not deductible, or within 90 days would not be deductible, in whole or in part, by the Company for United States federal income tax purposes.
Right to Redeem Upon a Rating Agency Event
Before October 1, 2022, the Company may redeem, upon a redemption notice, in whole but not in part, the Series 2017A Junior Subordinated Notes following the occurrence of a Rating Agency Event (as defined below), at 102% of their principal amount plus any accrued and unpaid interest thereon (including any Additional Interest) to the redemption date.
“Rating Agency Event” means a change to the methodology or criteria that were employed by an applicable nationally recognized statistical rating organization for purposes of assigning equity credit to securities such as the Series 2017A Junior Subordinated Notes on September 21, 2017 (the date of original issuance of the Series 2017A Junior Subordinated Notes), which change reduces the amount of equity credit assigned to the Series 2017A Junior Subordinated Notes as compared with the amount of equity credit that such rating agency had assigned to the Series 2017A Junior Subordinated Notes as of September 21, 2017.
Registration and Transfer
The Company shall not be required to (i) issue, register the transfer of or exchange Series 2017A Junior Subordinated Notes during a period of 15 days immediately preceding the date notice is given identifying the Series 2017A Junior Subordinated Notes called for redemption or (ii) issue, register the transfer of or exchange any Series 2017A Junior Subordinated Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Series 2017A Junior Subordinated Note being redeemed in part.
Events of Default
The following are the “Events of Default” with respect to the Series 2017A Junior Subordinated Notes:

•	failure to pay principal of, or premium, if any, on or interest on the Series 2017A Junior Subordinated Notes when due at maturity or earlier redemption;

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failure to pay interest on the Series 2017A Junior Subordinated Notes (including Additional Interest) when due and payable (other than at maturity or upon earlier redemption) that continues for 10 days (subject to the Company’s right to optionally defer interest payments); or

•	certain events of bankruptcy, insolvency or reorganization involving the Company.
With respect to the Series 2017A Junior Subordinated Notes, the term “Default” means the following event: default in the performance or breach of any covenant or warranty of the Company in the Subordinated Note Indenture (other than (i) a covenant or warranty a default in whose performance or whose breach is addressed in the preceding paragraph or (ii) certain other covenants and warranties inapplicable to the Series 2017A Junior Subordinated Notes), and continuance of such default or breach for a period of 90 days after specified written notice to the Company by the Subordinated Note Indenture Trustee, or to the Company and the Subordinated Note Indenture Trustee by the holders of at least 25% in principal amount of the outstanding Series 2017A Junior Subordinated Notes.
The holders of not less than a majority in aggregate outstanding principal amount of the Series 2017A Junior Subordinated Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Note Indenture Trustee with respect to the Series 2017A Junior Subordinated Notes. If an Event of Default occurs and is continuing with respect to the Series 2017A Junior Subordinated Notes, then the Subordinated Note Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Series 2017A Junior Subordinated Notes may declare the principal amount of the Series 2017A Junior Subordinated Notes due and payable immediately by notice in writing to the Company (and to the Subordinated Note Indenture Trustee if given by the holders), and upon any such declaration such principal amount shall become immediately due and payable. At any time after such a declaration of acceleration with respect to the Series 2017A Junior Subordinated Notes has been made and before a judgment or decree for payment of the money due has been obtained as provided in Article Five of the Subordinated Note Indenture, the holders of not less than a majority in aggregate outstanding principal amount of the Series 2017A Junior Subordinated Notes may, by written notice to the Company and the Subordinated Note Indenture Trustee, rescind and annul such declaration and its consequences if the default has been cured or waived and the Company has paid or deposited with the Subordinated Note Indenture Trustee a sum sufficient to pay all matured installments of interest (including any Additional Interest) and principal due otherwise than by acceleration and all sums paid or advanced by the Subordinated Note Indenture Trustee, including reasonable compensation and expenses of the Subordinated Note Indenture Trustee.
Upon the occurrence and continuance of a Default, the Subordinated Note Indenture Trustee and the holders of the Series 2017A Junior Subordinated Notes will have the same rights and remedies, and will be subject to the same limitations, restrictions, protections and exculpations, and the Company will be subject to the same obligations and restrictions, in each case, as would apply if such Default was an Event of Default or an event which after notice or lapse of time or both would become an Event of Default; provided that the principal of and accrued interest on the Series 2017A Junior Subordinated Notes may not be declared immediately due and payable by reason of the occurrence and continuation of a Default, and any notice of declaration or acceleration based on such Default will be null and void with respect to the Series 2017A Junior Subordinated Notes; provided, further that in case a Default has occurred and is continuing, the Subordinated Note Indenture Trustee will not be subject to the requirement to exercise, with respect to the Series 2017A Junior Subordinated Notes, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs, unless an Event of Default has occurred and is continuing.
The holders of not less than a majority in aggregate outstanding principal amount of the Series 2017A Junior Subordinated Notes may, on behalf of the holders of all the Series 2017A Junior Subordinated Notes, waive any past default with respect to such series, except (i) a default in the payment of principal or interest (including Additional Interest) or (ii) a default in respect of a covenant or provision which under Article Nine of the Subordinated Note Indenture cannot be modified or amended without the consent of the holder of each outstanding Series 2017A Junior Subordinated Note affected.
Modification
The Subordinated Note Indenture contains provisions permitting the Company and the Subordinated Note Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Series 2017A Junior Subordinated Notes affected, to modify the Subordinated Note Indenture or the rights of the holders of the Series 2017A Junior Subordinated Notes; provided, that no such modification may, without the consent of the holder of each outstanding Series 2017A Junior Subordinated Note affected, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Series 2017A Junior Subordinated Note, or reduce the principal amount of any Series 2017A Junior Subordinated Note or the rate of interest (including Additional Interest) of any Series 2017A Junior Subordinated Note or any premium payable upon the redemption of any Series 2017A Junior Subordinated Note, or change the method of calculating the rate of interest on any Series 2017A Junior Subordinated Note, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any Series 2017A Junior Subordinated Note (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Series 2017A Junior Subordinated Notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Subordinated Note Indenture or certain defaults under the Subordinated Note Indenture and their consequences) provided for in the Subordinated Note Indenture, or (iii) modify any of the provisions of the Subordinated Note Indenture relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Subordinated Note Indenture cannot be modified or waived without the consent of the holder of each outstanding Series 2017A Junior Subordinated Note affected thereby, or (iv) modify the provisions of the Subordinated Note Indenture with respect to the subordination of the Series 2017A Junior Subordinated Notes in a manner adverse to such holder.
In addition, the Company and the Subordinated Note Indenture Trustee may execute, without the consent of any holders of Series 2017A Junior Subordinated Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of junior subordinated notes.
Consolidation, Merger and Sale
The Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Subordinated Note Indenture Trustee, the payment of the principal of and premium, if any, on and interest (including Additional Interest) on all the Series 2017A Junior Subordinated Notes and the performance of every covenant of the Subordinated Note Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transactions, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Subordinated Note Indenture Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Subordinated Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent to the transaction have been complied with.
Information Concerning the Subordinated Note Indenture Trustee
The Subordinated Note Indenture Trustee, prior to an Event of Default with respect to Series 2017A Junior Subordinated Notes, undertakes to perform, with respect to the Series 2017A Junior Subordinated Notes, only such duties as are specifically set forth in the Subordinated Note Indenture and, in case an Event of Default with respect to the Series 2017A Junior Subordinated Notes has occurred and is continuing, shall exercise, with respect to the Series 2017A Junior Subordinated Notes, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Subordinated Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Subordinated Note Indenture at the request of any holder of Series 2017A Junior Subordinated Notes, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred by the Subordinated Note Indenture Trustee. The Subordinated Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Subordinated Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Governing Law
The Subordinated Note Indenture and the Series 2017A Junior Subordinated Notes are governed by, and construed in accordance with, the internal laws of the State of New York.
Miscellaneous
The Company has the right at all times to assign any of its rights or obligations under the Subordinated Note Indenture to a direct or indirect wholly-owned subsidiary of the Company; provided, that, in the event of any such assignment, the Company will remain primarily liable for all such obligations. Subject to the foregoing, the Subordinated Note Indenture will be binding upon and inure to the benefit of the parties to the Subordinated Note Indenture and their respective successors and assigns.